Filed Pursuant to Rule 433

Registration No. 333-170967

The Western Union Company

$750,000,000

2.375% NOTES DUE 2015

2.875% NOTES DUE 2017

December 5, 2012

Pricing Term Sheet

Issuer:	The Western Union Company (the “Issuer”)

Securities:	2.375% Notes due 2015 (the “2015 Notes”) 2.875% Notes due 2017 (the “2017 Notes”)

Format:	SEC Registered

Trade Date:	December 5, 2012

Settlement Date:	December 10, 2012 (T+3)

Maturity Date:	2015 Notes: December 10, 2015 2017 Notes: December 10, 2017

Principal Amount:	2015 Notes: $250,000,000 2017 Notes: $500,000,000

Price to Public:	2015 Notes: 99.816% 2017 Notes: 99.506%

Net Proceeds (before expenses) to Issuer:	2015 Notes: $248,415,000 2017 Notes: $494,530,000

Spread to Benchmark Treasury:	2015 Notes: +212.5 basis points 2017 Notes: +237.5 basis points

Benchmark Treasury:	2015 Notes: 0.375% due November 2015 2017 Notes: 0.625% due November 2017

Benchmark Treasury Price / Yield:	2015 Notes: 100-05 3/4 / 0.314% 2017 Notes: 100-02 3/4 / 0.607%

Yield to Maturity:	2015 Notes: 2.439% 2017 Notes: 2.982%

Coupon:	2015 Notes: 2.375% 2017 Notes: 2.875%

Interest Payment Dates:	Semi-annually on each June 10 and December 10 of each year, commencing on June 10, 2013

Interest Rate Adjustment:	The interest rates payable on each series of notes will be subject to adjustment from time to time if either Moody’s or S&P (or any substitute rating agency) downgrades (or subsequently upgrades) the debt rating assigned to such series of notes as described under “Description of the Notes—General—Interest Rate Adjustment” in the preliminary prospectus supplement

Optional Redemption:	Make-whole call at any time at the greater of 100% of the principal amount of each series of notes being redeemed and discounted present value at Treasury rate plus 35 basis points for the 2015 Notes and 40 basis points for the 2017 Notes

Change of Control:	If a Change of Control Triggering Event occurs, unless the Issuer has exercised its right to redeem each series of notes, the Issuer will be required to offer to repurchase such notes at a price equal to 101% of the aggregate principal amount of notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Day Count Convention:	30/360

Business Days:	New York

CUSIP / ISIN:	2015 Notes: 959802 AQ2 / US959802AQ23 2017 Notes: 959802 AR0 / US959802AR06

Use of Proceeds:	The Issuer intends to use the net proceeds from the sale of the notes for general corporate purposes, including stock repurchases and repayment of debt

Joint Book-Running Managers:	J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	BNP Paribas Securities Corp. CIBC World Markets Corp. Fifth Third Securities, Inc. HSBC Securities (USA) Inc. UBS Securities LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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